DYNASTY
GOLD CORP.
TSX-V: DYG

RECEIVED
2004 JUN -9 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA COURIER

June 4, 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

04030916

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs:

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

RE: Dynasty Gold Corp. (formerly C Squared Developments Inc.)
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News Release dated April 8, 2004;
2. Material Change Report dated April 13, 2004;
3. Report of Exempt Distribution dated April 14, 2004;
4. News Release dated April 20, 2004;
5. Material Change Report dated April 20, 2004;
6. News Release dated April 28, 2004;
7. Material Change Report dated April 28, 2004;
8. Notice of Meeting and Information Circular dated April 20, 2004;
9. Proxy;
10. Supplemental Return Card;
11. Annual Report and Annual Financial Statements for the year ending December 31, 2003;
12. News Release dated May 21, 2004;
13. Material Change Report dated May 25, 2004;
14. Unaudited Consolidated Financial Statements for the period ending March 31, 2004; and
15. Management's Discussion and Analysis for the period ending March 31, 2004.

Yours very truly,

DYNASTY GOLD CORP.
per: [signature]

Marilyn Wong, Assistant Secretary

dlw 6/22

Encl.

Sun Life Plaza, 215 – 1100 Melville Street, PO Box 29, Vancouver, BC V6E 4A6
Tel: 604.633.2100 Fax: 604.484.3559 Email: info@dynastygoldcorp.com www.dynastygoldcorp.com

82-1756

DYNASTY GOLD CORP.

Sun Life Plaza
215-1100 Melville Street
P.O. Box 29
Vancouver, BC, V6E 4A6
tel. 604 633-2100 • fax 604 484-3559
http://www.dynastygoldcorp.com/

Press Release 04-08
For more information, contact:
Joyce Adam or Jonathan George
at Dynasty Gold Corp.

Trading Symbol: DYG-V

Date: April 8, 2004

Vancouver, Canada: Dynasty Gold Corp. ("Dynasty" or the "Company") (TSX Venture-DYG) announces that it has elected to allow its Otish Mountain mineral claims to lapse.

Additionally, the Company will not be pursuing the acquisition of the Qin Ling Gold Mine, Henan Province, People's Republic of China.

Dynasty is actively engaged in the acquisition, exploration and development of promising gold prospects in northwest China.

Through its affiliates, the Company is presently investigating one of the largest land packages in China, covering more than 5,500 sq.km in two of the Country's most prolific mineralized belts.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan W. George"

Jonathan W. George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82.1756.

MATERIAL CHANGE REPORT

RECEIVED
2004 JUN -9 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

1. **Name and Address of Company**

Dynasty Gold Corp. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 633-2100

2. **Date of Material Change**

April 8, 2004

3. **News Release**

A news release was issued on April 8, 2004, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change**

The Company has has elected to allow its Otish Mountain mineral claims to lapse. In addition, the Company will not be pursuing the acquisition of the Qin Ling Gold Mine, Henan Province, People's Republic of China.

5. **Full Description of Material Change**

The Company announces that it has elected to allow its Otish Mountain mineral claims to lapse.

Additionally, the Company will not be pursuing the acquisition of the Qin Ling Gold Mine, Henan Province, People's Republic of China.

The Company is actively engaged in the acquisition, exploration and development of promising gold prospects in northwest China. Through its affiliates, the Company is presently investigating one of the largest land packages in China, covering more than 5,500 sq.km in two of the Country's most prolific mineralized belts.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Executive Officer**

Jonathan George
Telephone: 604 633-2100

9. **Date of Report**

April 13, 2004

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

82-1756.

FORM 45-103F4
(formerly Form 20)

REPORT OF EXEMPT DISTRIBUTION

Issuer Information

1. **State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.**

Dynasty Gold Corp.
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8
Tel. (604) 633-2100

2. **State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.**

The issuer is a reporting issuer in British Columbia and Alberta.

Details of Distribution

3. **State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.**

March 22, 2004

4. **For each security distributed:**

(a) describe the type of security, and

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

65,138 common shares

5. **Provide details of the distribution by completing the attached schedule.**

6. **Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.**

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)

British Columbia	$0.81 (deemed)	$52,762
Total dollar value of distribution in all jurisdictions (Canadian $)		**$52,762**

Commissions and Finder's Fees

7. **Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: April 14, 2004

DYNASTY GOLD CORP.
Per:

for Jonathan George, President

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Stikeman Elliot, LLP 1700 – 666 Burrard Street Vancouver, B.C. V6C 2X8	65,138 shares	$52,762 (deemed)	Section 128(e) – Securities Rules

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. **File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.**

2. **If distributions have not occurred within 10 days of each other, separate reports must be filed.**

3. **In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.**

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

82-1756

DYNASTY GOLD CORP.

Sun Life Plaza
215-1100 Melville Street
P.O. Box 29
Vancouver, BC, V6E 4A6
tel. 604 633-2100 • fax 604 484-3559
http://www.dynastygoldcorp.com/

Press Release 04-09
For more information, contact:
Joyce Adam or Jonathan George
at Dynasty Gold Corp.

Trading Symbol: DYG-V

RECEIVED
2004 JUN -9 A 8:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DYNASTY GOLD TO ACQUIRE THIRD GOLD PROJECT IN CHINA

Dated: April 20, 2004

Vancouver, Canada: Dynasty Gold Corp. (TSX-V DYG) ("Dynasty") is pleased to announce that it has entered into an agreement enabling it to acquire up to an 80% interest in the Red Valley Gold project in Qinghai Province, People's Republic of China (see map). The project covers approximately 1,000 km^2 and lies 380 km northwest of Xining, the capital of Qinghai. Dynasty is a Canadian-based junior resource company focused on acquiring, exploring and developing gold prospects in China.

At the Prospectors and Developers Association of Canada (PDAC) convention on March 9, 2004 in Toronto, a Sino Foreign Cooperation Joint Venture (SJV) was formally signed between Terrawest Exploration Inc. (TWE) and the Qinghai Geological Survey Institute of China (QGS). Dynasty has been granted the sole and exclusive right by TWE to conduct due diligence on the Red Valley project. If merited, Dynasty will assume all rights and obligations under the SJV through a share purchase agreement. Dynasty has initiated the compilation of a Technical Report under the guidelines of National Instrument 43-101.

The Red Valley site is a known gold producer within the Hongchaun mining area and is part of the Tuolai Mountain multi-syncline northern Qilian fold province, with rocks ranging from Cambrian to Permian in age. The gold is structurally controlled, and is often associated with areas of intense alteration. Gold occurs within Ordivician volcanic rocks, as well as in Cambrian-aged metamorphic schists and marbles and Permian sediments.

Stream sediment sampling by the Chinese identified 26 Au-As-Sb anomalies. Of these, two deposits were identified by follow-up trenching and aditting, and are currently being mined. QGS conducted limited follow-up work, which included the following:

- 1:50,000 geochemical sampling and geological mapping over most of the area
- completion of a single drillhole containing 5 g/t Au over 5 m
- approximately 6 km of trenching, which showed several intersections grading 5 to 10 g/t Au over 20 to 30 m
- magnetic and resistivity surveys that identified a zone of alteration from 50 to 500 m in width, 10 km in length, striking NW-SE, characterized by sericite, strong silicification, carbonization, breccias and mylonite
- mining of eight delineated orebodies averaging 2.5 to 6.0 m thick and grading 2 to 9 g/t Au.

Dynasty's due diligence on the Red Valley prospect will entail investigation of the zone of alteration with the objective of estimating the resource potential as a district-size deposit that may be amenable to large-scale open-pit mining. Investigation of the Red Valley prospect will include the following:

- completion of the SJV and obtaining the business licence
- expansion of the current exploration permits to a larger area
- compilation of remaining information on the area of interest
- completion of a NI 43-101 Technical Report
- definition of an exploration program and budget
- implementation of an exploration program under the terms of the SJV.

The due diligence work will be directed by Dynasty's Vice President of Exploration, Brian McEwen, PGeo.

Jonathan George, President of Dynasty, says, "Along with our interests in the Xinjiang Autonomous Region and Gansu Province, the Red Valley acquisition consolidates Dynasty's position as one of the leading foreign prospectors of mineral properties in China."

ON BEHALF OF THE BOARD OF DYNASTY GOLD CORP.

"Jonathan W. George"

Jonathan W. George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



Urumqi
XINJIANG UYGUR AUTONOMOUS REGION
INNER MONGOLIA AUTONOMOUS REGION
HEILONGJIANG
JILIN
LIAONING
Beijing
HEBET
SHANXI
SHANDONG
Yellow Sea
QINGHAI
GANSU
SHAANXI
HENAN
JIANGSU
Shanghai
XIZANG (TIBET) AUTONOMOUS REGION
SICHUAN
HUBEI
ANHUI
ZHEJIANG
HUNAN
JIANGXI
FUJIAN
Taipei
GUIZHOU
YUNNAN
GUANGXI ZHUANG AUTONOMOUS REGION
GUANDONG
TAIWAN
Hong Kong
HAINAN
South China Sea
Dynasty Gold Corp. Projects

Exploration and Development of Gold Prospects in China

DYNASTY
GOLD CORP.

82-1756.

MATERIAL CHANGE REPORT

FORM 51-102F3

1. **Name and Address of Company**

Dynasty Gold Corp. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 633-2100

2. **Date of Material Change**

April 20, 2004

3. **News Release**

A news release was issued on April 20, 2004, and disseminated through the facilities of Canadian Corporate News, Canada Stockwatch and Market News.

4. **Summary of Material Change**

The Company has entered into an agreement enabling it to acquire up to an 80% interest in the Red Valley Gold project in Qinghai Province, People's Republic of China. The project covers approximately 1,000 km^2 and lies 380 km northwest of Xining, the capital of Qinghai.

5. **Full Description of Material Change**

See attached news release.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Executive Officer**

Jonathan George
Telephone: 604 633-2100

9. **Date of Report**

April 21, 2004

DYNASTY GOLD CORP.
Per:

"Marilyn Wong"

Marilyn Wong, Assistant Secretary

DYNASTY
GOLD CORP.

Sun Life Plaza
215-1100 Melville Street
P.O. Box 29
Vancouver, BC, V6E 4A6
tel. 604 633-2100 • fax 604 484-3559
http://www.dynastygoldcorp.com/

Press Release 04-09
For more information, contact:
Joyce Adam or Jonathan George
at Dynasty Gold Corp.

Trading Symbol: DYG-V

DYNASTY GOLD TO ACQUIRE THIRD GOLD PROJECT IN CHINA

Dated: April 20, 2004

Vancouver, Canada: Dynasty Gold Corp. (TSX-V DYG) ("Dynasty") is pleased to announce that it has entered into an agreement enabling it to acquire up to an 80% interest in the Red Valley Gold project in Qinghai Province, People's Republic of China (see map). The project covers approximately 1,000 km^2 and lies 380 km northwest of Xining, the capital of Qinghai. Dynasty is a Canadian-based junior resource company focused on acquiring, exploring and developing gold prospects in China.

At the Prospectors and Developers Association of Canada (PDAC) convention on March 9, 2004 in Toronto, a Sino Foreign Cooperation Joint Venture (SJV) was formally signed between Terrawest Exploration Inc. (TWE) and the Qinghai Geological Survey Institute of China (QGS). Dynasty has been granted the sole and exclusive right by TWE to conduct due diligence on the Red Valley project. If merited, Dynasty will assume all rights and obligations under the SJV through a share purchase agreement. Dynasty has initiated the compilation of a Technical Report under the guidelines of National Instrument 43-101.

The Red Valley site is a known gold producer within the Hongchaun mining area and is part of the Tuolai Mountain multi-syncline northern Qilian fold province, with rocks ranging from Cambrian to Permian in age. The gold is structurally controlled, and is often associated with areas of intense alteration. Gold occurs within Ordivician volcanic rocks, as well as in Cambrian-aged metamorphic schists and marbles and Permian sediments.

Stream sediment sampling by the Chinese identified 26 Au-As-Sb anomalies. Of these, two deposits were identified by follow-up trenching and aditting, and are currently being mined. QGS conducted limited follow-up work, which included the following:

- 1:50,000 geochemical sampling and geological mapping over most of the area
- completion of a single drillhole containing 5 g/t Au over 5 m
- approximately 6 km of trenching, which showed several intersections grading 5 to 10 g/t Au over 20 to 30 m
- magnetic and resistivity surveys that identified a zone of alteration from 50 to 500 m in width, 10 km in length, striking NW-SE, characterized by sericite, strong silicification, carbonization, breccias and mylonite
- mining of eight delineated orebodies averaging 2.5 to 6.0 m thick and grading 2 to 9 g/t Au.

Dynasty's due diligence on the Red Valley prospect will entail investigation of the zone of alteration with the objective of estimating the resource potential as a district-size deposit that may be amenable to large-scale open-pit mining. Investigation of the Red Valley prospect will include the following:

- completion of the SJV and obtaining the business licence
- expansion of the current exploration permits to a larger area
- compilation of remaining information on the area of interest
- completion of a NI 43-101 Technical Report
- definition of an exploration program and budget
- implementation of an exploration program under the terms of the SJV.

The due diligence work will be directed by Dynasty's Vice President of Exploration, Brian McEwen, PGeo.

Jonathan George, President of Dynasty, says, "Along with our interests in the Xinjiang Autonomous Region and Gansu Province, the Red Valley acquisition consolidates Dynasty's position as one of the leading foreign prospectors of mineral properties in China."

ON BEHALF OF THE BOARD OF DYNASTY GOLD CORP.

"Jonathan W. George"

Jonathan W. George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


HEILONGJIANG
JILIN
LIAONING
XINJIANG UYGUR AUTONOMOUS REGION
Urumqi
INNER MONGOLIA AUTONOMOUS REGION
Beijing
HEBET
SHANXI
SHANDONG
Yellow Sea
QINGHAI
GANSU
SHAANXI
HENAN
JIANGSU
Shanghai
ANHUI
XIZANG (TIBET) AUTONOMOUS REGION
SICHUAN
HUBEI
ZHEJIANG
HUNAN
JIANGXI
FUJIAN
Taipei
GUIZHOU
TAIWAN
YUNNAN
GUANGXI ZHUANG AUTONOMOUS REGION
GUANDONG
Hong Kong
HAINAN
South China Sea
Dynasty Gold Corp. Projects

Exploration and Development of Gold Prospects in China

DYNASTY
GOLD CORP.

82-1756

DYNASTY
GOLD CORP.

Sun Life Plaza
215-1100 Melville Street
P.O. Box 29
Vancouver, BC, V6E 4A6
tel. 604 633-2100 • fax 604 484-3559
http://www.dynastygoldcorp.com/

Press Release 04-10
For more information, contact:
Joyce Adam or Jonathan George
at Dynasty Gold Corp.

RECEIVED
2004 JUN -9 A 8:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Trading Symbol: DYG-V

ANDREW ZENG APPOINTED AS VICE-PRESIDENT AND GENERAL MANAGER OF DYNASTY GOLD'S OPERATIONS IN CHINA

Dated: April 28, 2004

Vancouver, Canada: Dynasty Gold Corp. (TSX-V DYG) ("Dynasty") is pleased to announce that Andrew Zeng has joined the Company as Vice-President and General Manager, China Operations. A member of the New York State Bar Association and the People's Republic of China National Lawyer's Association, Mr. Zeng has, most recently, served as Senior Associate with Dynasty's Beijing-based law firm Perkins & Coie LLP. Dynasty is a Canadian-based junior resource company focused on acquiring, exploring and developing gold prospects in China.

Mr. Zeng has law degrees from the University of International Business & Economics in Beijing (1994), and St. Louis University in Missouri (1999). Fluent in Mandarin, Cantonese and English, he has advised numerous American, European and Asian companies and commercial banks on acquisitions, joint ventures, franchising, marketing, management and regulatory matters in China. Mr. Zeng has also served as an advisor to Chinese businesses on matters pertaining to corporate organization, initial public offerings and other issues. Prior to joining Perkins & Coie, Mr. Zeng spent a number of years as an associate with Haiwen & Partners in Beijing, and Faegre & Benson in Minneapolis.

Mr. Zeng will oversee all legal and administrative aspects of Dynasty's projects in China, where the Company has assembled the largest exploration package held by a foreign company.

In addition, the Company has granted incentive stock options to purchase up to 250,000 shares of the Company at an exercise price of $0.82 per share for a term of five years, subject to approval by disinterested shareholders at the Company's general meeting scheduled for May 20, 2004, of an amendment to the Company's Stock Option Plan (the "Plan") to increase the number of shares reserved for issuance under the Plan. The proposed amendment will be subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DYNASTY GOLD CORP.

"Jonathan W. George"

Jonathan W. George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-1756

MATERIAL CHANGE REPORT

FORM 51-102F3

1. **Name and Address of Company**

Dynasty Gold Corp. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 633-2100

2. **Date of Material Change**

April 28, 2004

3. **News Release**

A news release was issued on April 28, 2004, and disseminated through the facilities of CCN Matthews, Canada Stockwatch and Market News.

4. **Summary of Material Change**

The Company is pleased to announce that Andrew Zeng has joined the Company as Vice-President and General Manager, China Operations. In addition, the Company has granted incentive stock options to purchase up to 250,000 shares of the Company at an exercise price of $0.82 per share for a term of five years, subject to approval by disinterested shareholders.

5. **Full Description of Material Change**

The Company is pleased to announce that Andrew Zeng has joined the Company as Vice-President and General Manager, China Operations. A member of the New York State Bar Association and the People's Republic of China National Lawyer's Association, Mr. Zeng has, most recently, served as Senior Associate with Dynasty's Beijing-based law firm Perkins & Coie LLP. Dynasty is a Canadian-based junior resource company focused on acquiring, exploring and developing gold prospects in China.

Mr. Zeng has law degrees from the University of International Business & Economics in Beijing (1994), and St. Louis University in Missouri (1999). Fluent in Mandarin, Cantonese and English, he has advised numerous American, European and Asian companies and commercial banks on acquisitions, joint ventures, franchising, marketing, management and regulatory matters in China. Mr. Zeng has also served as an advisor to Chinese businesses on matters pertaining to corporate organization, initial public offerings and other issues. Prior to joining Perkins & Coie, Mr. Zeng spent a number of years as an associate with Haiwen & Partners in Beijing, and Faegre & Benson in Minneapolis.

Mr. Zeng will oversee all legal and administrative aspects of Dynasty's projects in China, where the Company has assembled the largest exploration package held by a foreign company.

In addition, the Company has granted incentive stock options to purchase up to 250,000 shares of the Company at an exercise price of $0.82 per share for a term of five years, subject to approval by disinterested shareholders at the Company's general meeting scheduled for May 20, 2004, of an

amendment to the Company's Stock Option Plan (the "Plan") to increase the number of shares reserved for issuance under the Plan. The proposed amendment will be subject to the approval of the TSX Venture Exchange.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Jonathan George
Telephone: 604 633-2100

9. Date of Report

April 28, 2004

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

82-1756.

Supplemental Mailing List Return Card (National Instrument 54-102)

In accordance with National Instrument 54-102/Interim Financial Statement AND Report Exemption (54-102) and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at:
www.pctc.com/servlets/supp_list

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a shareholder:
DYNASTY GOLD CORP.
Must be completed. (Please Print)

Name: ____

Address: ____________________________________

City/Prov/State/ Postal Code:_________________________

Preferred Method of Communication: Email____Mail____

Signature:_______________________________________

Date:_______________ Email Address: ___________

82-1156

DYNASTY GOLD CORP.

Sun Life Plaza
215-1100 Melville Street
P.O. Box 29
Vancouver, BC, V6E 4A6
tel. 604 633-2100 • fax 604 484-3559

http://www.dynastygoldcorp.com/

Press Release 04-11
For more information, contact:
Joyce Adam or Jonathan George
at Dynasty Gold Corp.

2004 JUN -9 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Trading Symbol: DYG-V

DYNASTY GOLD CORPORATE UPDATE

Dated: May 21, 2004

Vancouver, Canada: Dynasty Gold Corp. (TSX-V DYG) ("Dynasty" or the "Company") is pleased to announce that it has retained Endeavour Financial Ltd. ("Endeavour") to provide financial advisory services with respect to the Company's strategic direction and corporate development. The Company has granted Endeavour stock options to purchase up to 500,000 shares of the Company at an exercise price of $0.65 per share for a term of two years under its Stock Option Plan (the "Plan").

Dynasty's amended Plan received shareholder approval at its general meeting held on May 20, 2004, and is subject to the approval of the TSX Venture Exchange.

Exploration is now underway on the Terraxin Joint Venture project located in Northwest China. Diamond drilling to test previously identified mineralized zones commenced on May 16th, utilizing two rigs. As well, extensive surface sampling of trenches and outcrops is underway. The assay results from both programs are expected within three to four weeks.

Dynasty is a Canadian based junior resource company focused on acquiring, exploring and developing gold prospects in China.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan W. George"

Jonathan W. George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-1156

MATERIAL CHANGE REPORT

FORM 51-102F3

1. Name and Address of Company

Dynasty Gold Corp. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 633-2100

2. Date of Material Change

May 21, 2004

3. News Release

A news release was issued on May 21, 2004, and disseminated through the facilities of CCN Matthews, Canada Stockwatch and Market News.

4. Summary of Material Change

The Company is pleased to announce that it has retained Endeavour Financial Ltd. to provide financial advisory services with respect to the Company's strategic direction and corporate development. The Company has granted Endeavour stock options to purchase up to 500,000 shares of the Company at an exercise price of $0.65 per share for a term of two years under its Stock Option Plan.

The Company also reports that exploration is underway on the Terraxin Joint Venture project located in Northwest China.

5. Full Description of Material Change

The Company is pleased to announce that it has retained Endeavour Financial Ltd. ("Endeavour") to provide financial advisory services with respect to the Company's strategic direction and corporate development. The Company has granted Endeavour stock options to purchase up to 500,000 shares of the Company at an exercise price of $0.65 per share for a term of two years under its Stock Option Plan (the "Plan").

Dynasty's amended Plan received shareholder approval at its general meeting held on May 20, 2004, and is subject to the approval of the TSX Venture Exchange.

Exploration is now underway on the Terraxin Joint Venture project located in Northwest China. Diamond drilling to test previously identified mineralized zones commenced on May 16th, utilizing two rigs. As well, extensive surface sampling of trenches and outcrops is underway. The assay results from both programs are expected within three to four weeks.

Dynasty is a Canadian based junior resource company focused on acquiring, exploring and developing gold prospects in China.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Executive Officer**

Jonathan George
Telephone: 604 633-2100

9. **Date of Report**

May 25, 2004

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

82-1756

RECEIVED
2004 JUN -9 A 8:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DYNASTY GOLD CORP.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

DYNASTY GOLD CORP.
735 – 1489 Marine Drive
West Vancouver, British Columbia
V7T 1B8

May 27, 2004

To the Shareholders of
Dynasty Gold Corp.

The attached consolidated financial statements have been prepared without review by the auditors of Dynasty Gold Corp.

Yours truly,

"Jonathan George"

Jonathan George
Executive Officer

CERTIFIED GENERAL ACCOUNTANTS

JONES
RICHARDS & COMPANY

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, TEP

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

NOTICE TO READER

We have compiled the consolidated balance sheet of Dynasty Gold Corp. as at March 31, 2004, the consolidated statement of operations and deficit, the consolidated statement of cash flows, and the consolidated schedule of deferred exploration and development costs for the three months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

Jones, Richards & Company

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
May 27, 2004

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

DYNASTY GOLD CORP.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2004
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited consolidated figures for December 31, 2003)

	March 31, 2004	December 31, 2003
ASSETS		
Current Assets		
Cash	$ 2,130,449	$ 47,922
Cash in trust	25,985	95,639
Goods and services tax recoverable	47,757	25,702
Share subscription receivable	15,411	-
Prepaid expenses	28,005	12,000
Deposit	1,722	1,722
Deferred share issue costs	-	22,626
	2,249,329	205,611
Due from Related Parties (Note 4)	11,872	-
Property, Plant and Equipment (Note 5)	20,063	13,588
Mineral Properties, including deferred costs (Note 6)	4,360,816	-
Reclamation Bonds	7,000	7,000
	$ 6,649,080	$ 226,199
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 194,259	$ 259,662
Corporate capital tax payable	57,912	56,858
Due to related parties (Note 7)	22,655	23,430
Convertible loan payable	-	148,256
	274,826	488,206
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 8)	19,093,834	11,771,284
Share Subscription Advances	4,737	4,737
Contributed Surplus	146,424	54,343
Deficit	(12,870,741)	(12,092,371)
	6,374,254	(262,007)
	$ 6,649,080	$ 226,199

Approved on Behalf of the Board:

"Jonathan George"
Director

"Robert A. Watt"
Director

DYNASTY GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the three months ended March 31, 2003)

	2004	2003 (Note 13)
ADMINISTRATION COSTS:		
Accounting and audit	$ 2,500	$ 615
Amortization	940	960
Bank charges and interest	1,870	242
Consulting fees	35,252	25,500
Legal	93,066	3,713
Management fees	15,000	10,500
Office	28,778	6,935
Promotion and travel	41,912	10,189
Regulatory and transfer agent fees	25,829	4,156
Shareholder communications	24,203	9,304
TOTAL ADMINISTRATION COSTS	269,350	72,114
OTHER ITEMS:		
Interest income	(3,536)	(78)
Loss on conversion of foreign currencies	6,049	-
Management fees	(10,025)	-
Project investigation costs	198,910	8,362
Project management fees	26,900	30,000
Stock-based compensation	92,081	-
	310,379	38,284
NET LOSS FOR THE PERIOD	579,729	110,398
DEFICIT AT BEGINNING OF PERIOD	12,092,371	10,674,955
Share issue costs	198,641	-
DEFICIT AT END OF PERIOD	$ 12,870,741	$ 10,785,353
Loss per share	$ (0.02)	$ (0.02)

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the three months ended March 31, 2003)

	2004	2003
OPERATING ACTIVITIES:		
Net loss for the period	$ (579,729)	$ (110,398)
Adjustments:		
Amortization	940	960
Loss on conversion of foreign currencies	6,049	-
Stock-based compensation	92,081	-
	(480,659)	(109,438)
Changes in non-cash working capital items:		
Goods and services tax recoverable	(22,055)	16,405
Prepaid expenses	(16,005)	(49,331)
Accounts payable and accrued liabilities	(65,403)	57,724
Corporate capital tax payable	1,054	-
Due to related parties	(775)	(22,718)
	(583,843)	(107,358)
FINANCING ACTIVITIES:		
Due from related parties	(11,872)	-
Deferred share issue costs	22,626	(21,049)
Issue of share capital for cash	2,911,260	116,000
Share subscription advances	-	356,047
	2,922,014	450,998
INVESTING ACTIVITIES:		
Repayment of convertible loan payable	(95,768)	-
Acquisition costs of property, plant and equipment	(7,415)	-
Acquisition costs of mineral properties	(133,584)	-
Deferred exploration and development costs	(82,482)	
	(319,249)	-
Loss on conversion of foreign currencies	(6,049)	-
INCREASE IN CASH	2,012,873	343,640
CASH AT BEGINNING OF PERIOD	143,561	46,307
CASH AT END OF PERIOD	$ 2,156,434	$ 389,947
Cash consists of:		
Cash	$ 2,130,449	$ 1,978
Cash in trust	25,985	387,969
	$ 2,156,434	$ 389,947

SUPPLEMENTAL CASH FLOW INFORMATION (Note 11)

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
CONSOLIDATED SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the three months ended March 31, 2003)

	2004	2003
EXPLORATION AND DEVELOPMENT COSTS:		
Assays	$ 1,948	$ -
Geologist	70,534	-
Project management	10,000	-
Total costs incurred during the period	82,482	-
Balance, beginning of period	-	-
Balance, end of period	$ 82,482	$ -

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Dynasty Gold Corp. (the "Company") is primarily engaged in the acquisition, exploration and development of mineral properties located in China.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended December 31, 2003, except that they do not include all note disclosures required for annual audited consolidated financial statements. It is suggested that the interim consolidated financial statements be read in conjunction with the annual audited consolidated financial statements.

Joint Venture

The Company uses the proportionate consolidation method to account for its interest in the Xinjiang Terraxin Joint Venture. Under this method of accounting, these consolidated financial statements include the Company's pro-rata share of the assets and liabilities of the Joint Venture.

2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the following wholly-owned subsidiaries:

	Incorporation	Percentage of Ownership
Lucero Resource, Inc.	Nevada	100%
Lucero Chile S.A.,	Chile	100%
Lucero Developments (Barbados) Limited	Barbados	100%
Lucero Holdings (Barbados) Limited	Barbados	100%
Lucero Mexico, S.A. de C.V	Mexico	100%
Terrawest Minerals Inc.	Canada	100%

3. INVESTMENT IN TERRAWEST MINERALS INC.

By a Share Purchase Agreement dated December 15, 2003, the Company acquired a 100% interest in Terrawest Minerals Inc. ("Terrawest") of Vancouver, British Columbia for consideration of:

- US$20,000 on execution of the Agreement;
- issuance of 7,000,000 shares of the Company's capital stock (issued at a price of $0.59 per share) on January 28, 2004;
- issuance of 5,000,000 shares of the Company's capital stock on or before January 28, 2005; and

3. INVESTMENT IN TERRAWEST MINERALS INC. (CONT'D)

- issuance of 4,000,000 shares of the Company's capital stock on or before January 28, 2006.

A finder's fee of 25,000 shares issued at a price of $0.59 per share was paid on this transaction.

Effective January 28, 2004, the Company acquired a 100% interest in Terrawest Minerals Inc. At that date the fair value of assets acquired and liabilities assumed were as follows:

Non-cash current assets	$ 7,557
Mineral property	4,146,784
	4,154,341
Current liabilities	(9,591)
	$ 4,144,750

4. DUE FROM RELATED PARTIES

The amounts due from a director of the Company and a corporation controlled by a director of the Company are unsecured, non-interest bearing and have no specific terms of repayment.

5. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	March 31, 2004 Net Book Value	December 31, 2003 Net Book Value
Office furniture and equipment	$ 51,282	$ 33,664	$ 17,618	$ 10,943
Computer equipment	27,838	25,393	2,445	2,645
	$ 79,120	$ 59,057	$ 20,063	$ 13,588

6. MINERAL PROPERTIES

	Acquisition Costs	Deferred Exploration and Development Costs	March 31, 2004 Total	December 31, 2003 Total
Xinjiang Terraxin Joint Venture	$ 4,278,334	$ 82,482	$ 4,360,816	$ -

6. MINERAL PROPERTIES (CONT'D)

Xinjiang Terraxin Joint Venture

Effective January 28, 2004 the Company acquired a 70% interest in Xinjiang Terraxin Mineral Exploration Co., Ltd. Joint Venture ("XJV") for the exploration and development of certain mineral exploration licenses located in an Area of Mutual interest totalling approximately 2,500 square kilometres, encompassing 1,600 square kilometres in Hatu Gold Ore Belt, 600 square kilometres in Baogutu Multi-ore Belt and 300 square kilometres in Hami Gold Ore Belt, all located in the People's Republic of China.

Under the terms of the Joint Venture Contract, the Company is required to contribute US$12,100,000 to the XJV as follows:

- US$100,000 as an advance to acquire a business license (paid);
- US$500,000 on or before the date which is three months after the issuance of a business license to the XJV;
- US$700,000 on or before the date which is six months after the issuance of a business license to the XJV;
- US$800,000 on or before the date which is nine months after the issuance of a business license to the XJV;
- US$1,000,000 on or before the date which is twelve months after the issuance of a business license to the XJV;
- US$4,000,000 on or before the date which is twenty-four months after the issuance of a business license to the XJV; and
- US$5,000,000 on or before the date which is thirty-six months after the issuance of a business license to the XJV.

7. DUE TO RELATED PARTIES

The amounts due to the President of the Company and an officer of the Company are unsecured, non-interest bearing and have no specific terms of repayment.

8. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2004		December 31, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, Beginning of Period/Year	11,075,332	$11,771,284	6,147,219	$10,473,835
Issued During the Period/Year for:				
Cash	6,201,456	2,911,260	4,254,738	1,098,363
Mineral properties	7,025,000	4,144,750	-	-
Debt	65,138	52,488	-	-
Special warrants	-	-	584,300	163,456
Share issue costs	354,716	198,641	89,075	35,630
Share subscription receivable	27,520	15,411	-	-
Balance, End of Period/Year	24,749,162	$19,093,834	11,075,332	$ 1,771,284

Transactions for the Issue of Share Capital
<u>During the Period Ended March 31, 2004</u>:

a. The Company completed a private placement financing consisting of 1,785,714 units at a price of $0.56 per unit for a net consideration of $929,870 of which, $15,411 remains as share subscription receivable, after payment of commission and administration fees totalling $70,130. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.90 per share on or before January 19, 2005. The Company issued 39,947 units at a price of $0.56 per unit for the payment of a commission on this transaction. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.90 per share on or before January 20, 2005. In addition, the Company issued 357,143 non-transferable agent's warrants. Each agent's warrant is exercisable to acquire one (1) share at a price of $0.62 per share on or before January 19, 2005.

b. The Company completed a private placement financing consisting of 3,571,429 units at a price of $0.56 per unit for a net consideration $1,827,696 after payment of share issue costs of $172,304. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.90 per share on or before January 28, 2005. The Company issued 200,000 shares at a price of $0.56 per share for the payment of a corporate finance fee and 114,769 units at a price of $0.56 per unit for the payment of a commission on this transaction. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.90 per share on or before January 28, 2005. In addition, the Company issued 714,286 non-transferable agent's warrants. Each agent's warrant is exercisable to acquire one (1) share at a price of $0.62 per share on or before January 28, 2005.

8. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
During the Period Ended March 31, 2004 (continued):

c. The Company issued 65,138 shares at a price of $0.81 per share to settle the convertible loan payable of $52,488.

d. The Company issued 7,000,000 shares at a price of $0.59 per share for the acquisition of Terrawest Minerals Inc. described in Note 6. The Company also issued 25,000 shares at a price of $0.59 per share for the payment of a finders' fee on this transaction.

e. The Company issued 871,833 shares for the exercise of share purchase warrants as follows: 120,000 shares at a price of US$0.35 per share for a total consideration of CDN$56,280, 350,000 shares at a price of $0.12 per share for a total consideration of $42,000; 333,333 shares at a price of $0.15 per share for a total consideration of $50,000; 50,000 shares at a price of $0.25 per share for a total consideration of $12,500; and 18,500 shares at a price of $0.45 per share for a total consideration of $8,325.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 4,949,832. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. A participant granted options under the Plan will become vested with the right to exercise one-fourth (1/4) of the option immediately, and one-fourth (1/4) of the option upon the conclusion of every six (6) month period subsequent to the date of the grant of the option. The stock option plan is subject to the approval of the TSX Venture Exchange.

A summary of the status of the Company's stock option plan as of March 31, 2004 and December 31, 2003, and changes during the period/year then ended is as follows:

	March 31, 2004		December 31, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	1,400,000	$ 0.36	400,000	$ 0.14
Granted	650,000	0.75	1,000,000	0.45
Options outstanding, end of period/year	2,050,000	$ 0.48	1,400,000	$ 0.36

8. SHARE CAPITAL (CONT'D)

At March 31, 2004 the Company had outstanding stock options to acquire 2,050,000 shares of its capital stock as follows:

Number	Exercise Price	Expiry Date
300,000	$ 0.10	January 8, 2007
100,000	$ 0.24	September 17, 2007
1,000,000	$ 0.45	September 11, 2008
150,000	$ 0.75	February 5, 2009
500,000	$ 0.75	March 30, 2009
2,050,000		

The following table summarizes information about the stock options outstanding and exercisable as at March 31, 2004:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10	300,000	2.78	$ 0.10
0.24	100,000	3.47	0.24
0.45	1,000,000	4.45	0.45
0.75	650,000	5.00	0.75
	2,050,000	4.32	$ 0.48

Effective January 1, 2003, the Company adopted the fair-value method of accounting for stock-based compensation awards, to be applied on a prospective basis. The fair values of options vested during the three months ended March 31, 2004 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	27.23%
Risk-free interest rate	3.60%
Expected life	5 years
Expected dividend yield	0%

8. SHARE CAPITAL (CONT'D)

Warrants:

At March 31, 2004 the Company had outstanding share purchase warrants exercisable to acquire 9,673,159 shares of its capital stock as follows:

Number	Exercise Price	Expiry Date
725,000	$ 0.25	December 17, 2004
394,300	US$0.35 or	July 8, 2004
	US$0.45	July 8, 2005
489,071	$ 0.40 or	July 21, 2004
	$ 0.50	July 21, 2005
1,481,500 [1]	$ 0.45	October 8, 2004
1,785,714	$ 0.90	January 19, 2005
39,947	$ 0.90	January 20, 2005
357,143	$ 0.62	January 19, 2005
3,571,429	$ 0.90	January 28, 2005
114,769	$ 0.90	January 28, 2005
714,286	$ 0.62	January 28, 2005
9,673,159		

[1] 45,000 warrants subsequently exercised.

9. RELATED PARTY TRANSACTIONS

a. Management fees totalling $15,000 (2003 - $10,000) were incurred with the President of the Company.

b. Geological consulting fees totalling $47,400 (2003 - $Nil) and consulting fees totalling $3,750 (2003 - $Nil) were incurred with a corporation controlled by a director of the Company and two officers of the Company.

c. Project management fees totalling $26,900 and project investment costs totalling $184,390 (2003 - $Nil) were incurred with corporations controlled by a Director of the Company.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10. JOINT VENTURE OPERATIONS

The financial statements include the Company's proportionate interest in the Xinjiang Terraxin Joint Venture described in Note 6 as follows:

	March 31, 2004	December 31, 2003
Cash	$ 131,550	$ -
Net investment in joint venture	$ 131,550	$ -
Net loss for the period/year	$ -	$ -
Cash flows from operating activities	$ -	$ -
Cash flows from financing activities	$ 131,550	$ -
Cash flows from investing activities	$ -	$ -

11. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended March 31, 2004 and December 31, 2003 as follows:

	March 31, 2004	December 31, 2003
Non-cash financing activities:		
Share capital issued for:		
Share subscription receivable	$ 15,411	$ -
Mineral properties	4,144,750	-
Special warrants	-	163,456
Finders' fees	198,641	35,630
Debt	52,488	-
Convertible loan payable	(52,488)	-
	$ 4,358,802	$ 199,086
Non-cash investing activities:		
Acquisition cost of mineral properties	$ (4,144,750)	$ -

12. COMMITMENTS

The Company's premises are sub-leased under an agreement expiring May 31, 2005. The total rental to that date is $24,647 plus its proportionate share of property taxes and operating costs.

Future minimum lease payments for the next two years are as follows:

2004	$ 15,844
2005	8,803
	$ 24,647

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's consolidated financial statement presentation.

82-1756

DYNASTY GOLD CORP.

MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2004

Background

This discussion and analysis of financial position and results of operation is prepared as at May 27, 2004, and should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2004 and 2003 and the audited financial statements for the years ended December 31, 2003 and 2002 of Dynasty Gold Corp. ("Dynasty" or the "Company") where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com.

Company Overview

Dynasty (formerly "C Squared Developments Inc." and "Lucero Resource Corp.") was incorporated on December 12, 1985, under the *Company Act* (British Columbia). On March 31, 1999, the Company's authorized capital of 20,000,000 common shares without par value was increased to 100,000,000 common shares without par value. The Company became a reporting issuer under the *Securities Act* (British Columbia) in March of 1987.

By a shareholder special resolution dated February 13, 2001, the Company consolidated its authorized share capital on a ten (10) old share for one (1) new share basis, from 100,000,000 common shares without par value, of which 22,465,574 common shares were issued and outstanding, into 10,000,000 common shares without par value, of which 2,246,557 were issued and outstanding. Following the consolidation, the Company increased its authorized share capital from 10,000,000 common shares without par value to 100,000,000 common shares without par value. The Company's name was changed from "Lucero Resource Corp." to "C Squared Developments Inc.", which name change became effective July 19, 2001.

On April 22, 2003, the Company received shareholder approval of its change of name from "C Squared Developments Inc." to "Dynasty Gold Corp." The effective date of the name change was May 14, 2003.

The Company is a junior resource company engaged in the acquisition, exploration and development of attractive mineral projects in China.

As of the date of the MD&A, the Company has not engaged in any production, nor found any proven reserves on any of its properties.

The Company is a reporting issuer in British Columbia and in Alberta.

Forward-Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different that those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Exploration Projects

Xinjiang Autonomous Region

On July 31, 2003, the Company announced that it entered into an agreement with Terrawest Minerals Inc. ("Terrawest Minerals") wherein the Company was granted the sole and exclusive right to conduct due diligence on three exploration areas in the Xinjiang Autonomous Region, in the northwest section, People's Republic of China. Terrawest Minerals has entered into a Sino Foreign Co-operative Joint Venture with Xinjiang Nonferrous Metals Industry Group ("XNF") to earn up to a 70% interest in exploration areas covering approximately 2,500 km^2, as well as the right of first refusal to any and all additional exploration rights held by XNF. XNF is the largest mineral company in the Xinjiang Autonomous Region, with revenues of $300 million in 2002, assets of $500 million, having 35,000 people in its employ.

The project areas are located in the prolific Tian Shan and West Junggar mineral belts of Xinjiang which extend westward into the Central Asian Republics of Uzbekistan and Kyrgyzstan where giant ore bodies such as Muruntau (170 million oz Au), Kalmakyr (90 million oz Au), and Kumtor (18 million oz Au) are located.

In the Western Junggar area, more than 300 gold deposits and occurrences are recognized, with the most significant of these located along the northern side of the Dalabuite fault zone. Many of these historic and present day gold deposits are clustered in an 80 km long by 20 km wide corridor, forming a 1,600 km^2 Exploration area covered under the Terrawest Minerals-XNF Sino Joint Venture agreement. Most occurrences in this area are structurally controlled, with individual quartz veins varying from 100 m to 380 m along strike and .5 m to 20 m in width.

Extensive exploration by XNF since 1981 has identified numerous promising lode gold, sediment hosted
gold, and copper-porphyry targets within the project area.

The Company retained Norwest Corporation (www.norwestcorp.com) to provide an assessment of the mining areas, which are the subject of the Terrawest Minerals-XNF Sino Joint Venture. The Company had an exclusive option with Terrawest Minerals to conduct due diligence on the properties.

A site inspection and data review of three areas, Hatu, Hami and Baogutu, was conducted in June 2003 by Brian McEwen, P.Geol., who was Manager of Mineral Projects for Norwest Corporation at that time. The purpose of the visit was to conduct an appraisal of the mineralization and geological characteristics of existing operations and to estimate the reliability of information provided by XNF.

On August 27, 2003, the Company received an independent geological report on the three exploration areas comprising 2,500 km^2 located in the Xinjiang Autonomous Region of northwest China.

As a result of his inspection, Mr. McEwen wrote:

> "The Area of Interest is part of a mineral belt hosting significant gold deposits. There are several mining operations currently mining and recovering gold, presumably economically. Surface grab samples of different lithological units gathered by Norwest confirm the presence of gold and even of high grade gold. Information presented by XNF supports the geological models proposed for the areas."
>
> "Based on this and other information collected by Norwest, Norwest concludes that:
>
> - Gold resources as reported by XNF are reasonable;
> - Mineralization is open at depth, along strike and laterally to the existing resources;
> - Structure controls the ore deposits, better delineation of structure will help target exploration;
> - Geophysical anomalies may provide significant exploration targets;
> - Opportunities exist to define larger mining operations based on lower cut off grades and bulk mining;
> - The Area of Interest is worthy of further exploration for medium to large gold deposits; and
> - The Area of Interest could host deposits of economic interest other than gold."

Further study of existing data, prior to exploration, was recommended. Considering the location, tectonic setting and historical production of the areas, Norwest believes the probability for success in delineating economic gold ore bodies is high.

Highlights of Norwest's data review include reserve and resource estimates of existing mining operations in the area, as provided by several sources including a resource of 43.5 tonnes (approximately 1.4 million ounces Au) at the Hatu Qi-2 deposit.

Diamond drilling results were also provided by XNF for Qi-2 and include the following representative intercepts:

Drill Hole	*Interval (m)*	*Width (m)*	*Grade (g/t)*
ZK421	71.35-79.61	8.26	5.74
	113.43-127.36	13.93	1.38
	127.36-138.46	11.10	3.08
	142.50-149.61	7.11	3.46
ZK426	41.35-53.23	11.88	4.64
	53.23-61.76	8.53	1.19
	64.99-71.78	6.79	1.97
	79.43-92.19	12.76	1.35
	103.22-119.89	16.67	9.50
	129.84-137.62	7.78	3.64
	143.32-153.27	9.95	3.28

These results were supplied by XNF, and have not been verified by either Norwest or the Company.

Mr. McEwen further stated that:

> "The Qi-2 deposit is hosted within Carbonaceous, volcaniclastic sedimentary rocks within the footwall of a major regional fault. More than 44 gold bearing quartz veins have been defined in the area. At Qi-2 the gold grade is typically 3-5 g/t, with gold occurring more within the metasediments. This deposit may represent an attractive larger bulk tonnage mining scenario."

Mr. McEwen recommended an exploration budget for the Xinjiang project of CDN $1.5 million, which would include 10,000 m of drilling.

As described above, Terrawest Minerals entered into a Sino Joint Venture contract with XNF to earn a 70% interest in the Sino Joint Venture, established to explore, develop and mine an area encompassing 2,500 km^2, as well as the right of first refusal to any and all additional exploration rights and permits held by XNF.

On October 14, 2003, the Company announced that it had entered into a share purchase agreement with Terrawest Minerals to acquire all of the issued and outstanding shares of Terrawest Minerals. The Company would effect this transaction by issuing 7,000,000 shares on closing of the transaction, 5,000,000 shares on the first anniversary of the closing, and a final 4,000,000 shares on the second anniversary of the closing date. The shares would be held in escrow and released in accordance with TSX Venture Exchange (the "Exchange") policy which provides that the shares be released over a six year term. The Company may elect to terminate the agreement at any time after contributing US $3 million to the Sino Joint Venture, if it has not received a geological report prepared in accordance with NI 43-101 that, in the Company's opinion, warrants further expenditures required to be made on the project. If the Company terminates the agreement, all escrow shares will be cancelled. The Company also agreed to contribute US $12 million to the Sino Joint Venture over a three-year period, which funds are to be used for exploration and development of the project area. The agreement was made at arm's length, and was subject to the acceptance of the Exchange and to the grant by Chinese authorities of a business license to the Sino Joint Venture, which was issued in March 2004. A finder's fee was paid with respect to the acquisition.

The Company completed the acquisition of Terrawest Minerals early in 2004. Through this acquisition, the Company is in partnership with Xinjiang Non-Ferrous Metals Corporation to explore an area of 2,500 km^2 in Xinjiang Autonomous Region. The business license formalizing the "Terraxin" Sino-Cooperative Foreign Joint Venture was issued in March 2004. Exploration, with an initial budget of US $1.8 million, commenced in April 2004.

Wildhorse Gold Project, China

On March 24, 2004, the Company entered into an agreement enabling it to acquire up to an 80% interest in the Wildhorse Gold Project located in Gansu Province, People's Republic of China.

The Wildhorse Gold Project covers four major mineralized belts within a 3,000 km^2 area of mutual interest. At the recent Prospectors and Developers Association of Canada Convention (PDAC) held March 9th in Toronto, a Sino Foreign Cooperative Joint Venture (SJV) was formally signed between Terrawest Mining Inc. (TWM) and the No. 2 Institute of Geological and Mineral Resource Survey and Development Bureau of Gansu Province, People's Republic of China. Dynasty has been granted the sole and exclusive right to conduct due diligence on the Wildhorse Project. If merited, Dynasty will purchase 100% of TWM and assume all rights and obligations under the SJV through a share purchase agreement. The Company has initiated a technical report under the guidelines of National Instrument 43-101.

The prospect area is a known gold producer located in the northwest of the province along the Qinghai border, approximately 750 km from the provincial capital of Lanzhou. The gold typically occurs within discrete strata or quartz veins in Ordovician-aged volcanics and sediments that have been intruded by Silurian-aged granitic rocks emplaced along a deep-seated fault that bisects the project area. Gold has also been identified within many of the other lithological units in the prospect area.

The area of mutual interest was the subject of a National Land and Resource Investigation Project conducted during the 1990s. In addition to remote sensing, the project involved geological, geochemical and geophysical surveys and resulted in the discovery of several gold and other mineral occurrences. Several ring structures typically associated with large gold deposits have been identified in the prospect area.

Initial exploration activities on the Wildhorse Project will include: (1) stream sediment sampling over an area of approximately 1,500 km^2, (2) geological mapping of approximately 50 km^2 at a scale of 1:10,000, (3) trenching (approximately 30 km), (4) aditting approximately (500 m), and (5) drill testing of promising targets.

Jonathan George, President, stated: "With the proposed addition of the Wildhorse Project, Dynasty Gold would have exclusive exploration rights to over 5,500 km^2 in two of the most prospective mineralized belts in China, giving the Company exposure to one of the largest exploration packages held by a foreign entity."

Red Valley Gold Project, China

On April 20, 2004, the Company announced that it entered into an agreement enabling it to acquire up to an 80% interest in the Red Valley Gold project in Qinghai Province, People's Republic of China. The project covers approximately 1,000 km^2 and lies 380 km northwest of Xining, the capital of Qinghai.

At the Prospectors and Developers Association of Canada (PDAC) convention on March 9, 2004 in Toronto, a Sino Foreign Cooperative Joint Venture (SJV) was formally signed between Terrawest Exploration Inc. (TWE) and the Qinghai Geological Survey Institute of China (QGS). Dynasty has been granted the sole and exclusive right by TWE to conduct due diligence on the Red Valley project. If merited, Dynasty will assume all rights and obligations under the SJV through a share purchase agreement. Dynasty has initiated the compilation of a Technical Report under the guidelines of National Instrument 43-101.

The Red Valley site is a known gold producer within the Hongchaun mining area and is part of the Tuolai Mountain multi-syncline northern Qilian fold province, with rocks ranging from Cambrian to Permian in age. The gold is structurally controlled, and is often associated with areas of intense alteration. Gold occurs within Ordivician volcanic rocks, as well as in Cambrian-aged metamorphic schists and marbles and Permian sediments.

The Red Valley site is a known gold producer within the Hongchaun mining area and is part of the Tuolai Mountain multi-syncline northern Qilian fold province, with rocks ranging from Cambrian to Permian in age. The gold is structurally controlled, and is often associated with areas of intense alteration. Gold occurs within Ordivician volcanic rocks, as well as in Cambrian-aged metamorphic schists and marbles and Permian sediments.

Stream sediment sampling by the Chinese identified 26 Au-As-Sb anomalies. Of these, two deposits were identified by follow-up trenching and aditting, and are currently being mined. QGS conducted limited follow-up work, which included the following:

- 1:50,000 geochemical sampling and geological mapping over most of the area
- completion of a single drill hole containing 5 g/t Au over 5 m
- approximately 6 km of trenching, which showed several intersections grading 5 to 10 g/t Au over 20 to 30 m
- magnetic and resistivity surveys that identified a zone of alteration from 50 to 500 m in width, 10 km in length, striking NW-SE, characterized by sericite, strong silicification, carbonization, breccias and mylonite
- mining of eight delineated orebodies averaging 2.5 to 6.0 m thick and grading 2 to 9 g/t Au.

Dynasty's due diligence on the Red Valley prospect will entail investigation of the zone of alteration with the objective of estimating the resource potential as a district-size deposit that may be amenable to large-scale open-pit mining. Investigation of the Red Valley prospect will include the following:

- completion of the SJV and obtaining the business license
- expansion of the current exploration permits to a larger area
- compilation of remaining information on the area of interest
- completion of a NI 43-101 Technical Report
- definition of an exploration program and budget
- implementation of an exploration program under the terms of the SJV.

The due diligence work will be directed by Dynasty's qualified person Brian McEwen, P.Geol., Vice President of Exploration.

Jonathan George, President of Dynasty, stated: "Along with our interests in the Xinjiang Autonomous Region and Gansu Province, the Red Valley acquisition consolidates Dynasty's position as one of the leading foreign prospectors of mineral properties in China."

Qin Ling Gold Mine

The Company has elected not to proceed with further negotiations relating to the potential acquisition of the Qin Ling Gold Mine.

Otish Mountain Property, Quebec

The Company elected in 2004 not to renew its licenses in the Otish Mountain area, and has written-off $73,500 in accumulated expenditures.

Selected Financial Data

The following selected financial information is derived from the unaudited interim financial statements and the Audited annual financial statements of the company prepared in accordance with Canadian GAAP.

	Three Months Ended March 31		Years Ended December 31		
	2004 $	2003 $	2003 $	2002 $	2001 $
OPERATIONS:					
Revenues	3,536	78	1,681	391	448
Net Income (Loss)	(579,729)	(110,398)	(1,328,772)	(380,568)	(147,688)
Basic & Diluted Income (Loss) per share	(0.02)	(0.02)	(0.16)	(.10)	(.06)
Dividends per share	Nil	Nil	Nil	Nil	Nil
BALANCE SHEET					
Working Capital (Deficiency)	1,974,503	68,268	68,268	(347,355)	(317,083)
Total Assets	6,649,080	579,993	226,199	183,338	33,346
Total Long Term Liabilities	Nil	Nil	Nil	Nil	Nil

Results of Operations

During the three months ended March 31, 2004, the Company reported a net loss of $579,729 ($0.02 per share), an increase from the $272,095 loss ($0.02 per share) incurred during the comparable period in 2003.

General and administration costs increased to $269,350 for the period from $72,114 for the comparable period in 2003, reflecting a significant increase in activity related to the Company's projects in China.

The most significant expenditures incurred under General and Administration were:

> Legal of $93,066 – a result of ongoing property transactions;
>
> Travel and promotion of $41,912 – reflecting trips to China and the Prospectors and Developers Association Convention in Toronto;
>
> Consulting fees of $35,252 – reflecting corporate, financial, and management related consulting fees.

During the period, the Company reported Project Investigation costs of $198,910, all associated with the Wildhorse and Red Valley Projects in China.

In addition, exploration and development costs totalling $82,482 were expended on the Company's China projects.

On January 9, 2004, the Company completed its private placement brokered by Canaccord Capital Corp. for gross proceeds of $1,000,000. A total of 1,785,714 units were issued at a price of $0.56 per unit. Each unit consisted of one common share and one share purchase warrant, exercisable into one further share of the Company at a price of $0.90 for a term of one year from closing. In addition, the Company issued 39,947 units for payment of a commission and also issued 357,143 non-transferable agent's warrants.

On January 28, 2004, the Company completed its short form offering through Canaccord Capital Corp. for gross proceeds of $2,000,000. A total of 3,571,429 units were issued on the same terms as the above-described brokered private placement. The Company issued 200,000 shares for a corporate finance fee, 114,769 units for payment of a commission, and 714,286 non-transferable agent's warrants.

The Company received $169,105 from the exercise of share purchase warrants during the period, resulting in the issuance of a total of 871,833 shares, as follows:

120,000 shares at a price of US$0.35 per share for a total consideration of CDN$56,280;
350,000 shares at a price of $0.12 per share for a total consideration of $42,000;
333,333 shares at a price of $0.15 per share for a total consideration of $50,000;
50,000 shares at a price of $0.25 per share for a total consideration of $12,500; and
18,500 shares at a price of $0.45 per share for a total consideration of $8,325.

Financial Condition/Capital Resources

As the Company is an exploration stage company, revenues are limited to interest earned or cash held with the Company's financial institutions. The Company finances its operations through the sale of its equity securities. As at March 31, 2004, the Company had total assets of $6,649,080 and a working capital of $1,974,503.

The Company has budgeted $1.8 million for exploration in its Xinjiang Projects, and therefore further equity financings, or strategic partnerships, will be required in order to meet the Company's near term financial commitments.

Additionally, should the Company make further acquisitions, for example, the Wildhorse and Red Valley Projects, additional capital would be required to facilitate the same.

If the Company is unable to secure additional funding, it may lose its interest in its existing mineral projects.

The Company has no loans or bad debt and there are no restrictions on its use of cash.

Contractual Commitments

Xinjiang Terraxin Joint Venture

Effective January 28, 2004 the Company acquired a 70% interest in Xinjiang Terraxin Mineral Exploration Co., Ltd. Joint Venture ("XJV") for the exploration and development of certain mineral exploration licenses located in an Area of Mutual interest totalling approximately 2,500 km^2, encompassing 1,600 km^2 in Hatu Gold Ore Belt, 600 km^2 in Baogutu Multi-ore Belt and 300 km^2 in Hami Gold Ore Belt, all located in the People's Republic of China.

Under the terms of the Joint Venture Contract, the Company is required to contribute US$12,100,000 to the XJV on or before the following dates:

- US$100,000 as an advance to acquire a business license (paid);
- US$500,000 on or before the date which is three months after the issuance of a business license to the XJV;
- US$700,000 on or before the date which is six months after the issuance of a business license to the XJV;
- US$800,000 on or before the date which is nine months after the issuance of a business license to the XJV;
- US$1,000,000 on or before the date which is twelve months after the issuance of a business license to the XJV;
- US$4,000,000 on or before the date which is twenty-four months after the issuance of a business license to the XJV; and
- US$5,000,000 on or before the date which is thirty-six months after the issuance of a business license to the XJV.

In addition, the Company has entered into an agreement with Brian R. McEwen Consulting Inc. (the "Consultant") dated February 1, 2004, in which the Consultant's duties include providing the Company with geological consulting services, overseeing the operation of the Sino-foreign co-operative joint venture enterprise relating to the Xinjiang Project, and managing the Company's acquisition, exploration and development in China. In consideration for such services, the Consultant will receive monthly payments of Cdn $12,500 for an initial term of one year, and will automatically renew for a further year unless proper notice is given by either party as set out under the agreement.

Off Balance Sheet Arrangements

The Company has entered into an agreement with the President of the Company to provide management services at the rate of $5,000 per month.

Proposed Transactions

The Company is considering the acquisition of the Wildhorse River and Red Valley projects, both located in China. Shareholder approval was obtained at the Company's Annual General Meeting held on May 20, 2004 for a possible share purchase agreement to acquire these projects.

Critical Accounting Estimates and Changes in Accounting Principles

A detailed summary of the Company's significant account policies is included in Note 3 to the Annual Financial Statements for the year ended December 31, 2003.

Related Party Transactions

1. Management fees totalling $15,000 (2003 - $10,000) were incurred with the President of the Company.
2. Geological consulting fees totalling $47,400 (2003 - $Nil) and consulting fees totalling $3,750 (2003 - $Nil) were incurred with a corporation controlled by a director of the Company and an officer of the Company.
3. Project management fees totalling $26,900 and project investigation costs totalling $198,910 (2003 - $Nil) were incurred with corporations controlled by a Director of the Company.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Risks and Uncertainties

The Company is in the mineral exploration business in China, where legal tenure to property ownership is a new concept. By retaining one of the most experienced legal firms in China mining, Perkins & Coie LLP, the Company has increased the likelihood of being able to obtain title to those properties it is exploring. However, in no way can the Company be certain of its rights to mineral tenure, as China is a communist country where the concept of private ownership is evolving, as it enters the Global marketplace.

China's recent entry into the WTO does reduce risk in providing certain internationally recognized remedies.

Investor Relations Activities

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.

Outstanding Share Data

The authorized share capital of the Company is 100,000,000 common shares without par value. As at March 31, 2004, 24,749,162 shares were outstanding. More information is available in Note 8 of the Company's March 31, 2004 interim financial statements.

Subsequent Events

On May 21, 2004, the Company announced that it had retained Endeavour Financial Ltd. to provide financial advisory services with respect to the Company's strategic direction and corporate development.

On April 28, 2004, the Company announced that Mr. Andrew Zeng joined the Company as Vice-President and General Manager, China Operations. Mr. Zeng has, most recently, served as Senior Associate with Dynasty's Beijing-based law firm Perkins & Coie LLP. He will oversee all legal and administrative aspects of Dynasty's projects in China.